UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

I. Independent Director Replacement

On October 13, 2022, Mr. Yiguo Xu resigned as Independent Director and Chair of the Compensation Committee of Roan Holdings Group Co, Ltd. (the “Company”) due to personal reasons, effective October 13, 2022. Mr. Xu’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s board of directors (the “Board”).

The Company’s Nominating and Corporate Governance Committee recommended Ms. Yu Liu to serve as Independent Director and Chair of the Compensation Committee of the Company and the Company’s Board approved Ms. Liu’s election on October 13, 2022. Ms. Liu, age 46, has over twenty years of human resources experience working directly with companies in the following industries: energy conservation, environmental protection, financial services, and manufacturing. Throughout her career, Ms. Liu has supported the management team of large companies through establishing human resources management systems, standardizing various work processes, and utilizing world-class human resources management technology and operation methods. Since March 2022, Ms. Liu has served as Vice President of Beijing Zero Carbon Research Institute at China Tianying Inc.. Previously, she was a partner at Manpower GRC from November 2019, to March, 2022, and General Manager of Integrated Management Department of the Yinge Group from November, 2017, through August, 2019. After receiving a Bachelor degree in Economics at Dongbei University of Finance and Economics, Ms. Liu studied at and received a post-graduate certificate from Nankai University.

In accordance with the terms of Ms. Liu’s independent director agreement with the Company entered into on October 13, 2022, Ms. Liu will receive an annual director fee of USD $20,000, which will be paid through the issuance of the Company’s ordinary shares, and cash reimbursement of expenses she incurs in connection with her services. The independent agreement terminates if (i) Ms. Liu is removed from the Board in accordance with the Company’s charter documents and applicable law; (ii) Ms. Liu resigns from the Board upon written notice to the Board; (iii) the Company terminates the independent director agreement if certain requirements are not satisfied; or (iv) Ms. Liu is not re-elected to the Board at the Company’s annual shareholder meeting. The independent director agreement also provides for indemnification if Ms. Liu is the subject of legal proceedings in connection with her services, provided she has acted in good faith.

There are no family relationships between Ms. Liu and any director or executive officer of the Company. There are no related party transactions between the Company and Ms. Liu disclosable under Item 404 of Regulation S-K.

Exhibit Index

Exhibit	Description
10.1	Independent Directors Agreement for Ms. Liu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: October 19, 2022	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

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